Exhibit 12

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Three Months Ended		Fiscal Years Ended
	May 2,	May 3,	January 31,	February 2,	February 3,	January 28,	January 29,
(in thousands)	2009	2008	2009A	2008	2007B	2006	2005

Consolidated income (loss) before taxes and equity in (losses) earnings of joint ventures	$13,069	$3,684	$(380,005)	$60,518	$253,842	$125,791	$175,832
Fixed charges (less capitalized interest)	25,117	27,339	109,315	111,552	106,136	121,416	157,314
Distributed income of equity investees	700	1,162	8,167	9,403	9,393	8,858	9,059

EARNINGS (LOSSES)	$38,886	$32,185	$(262,523)	$181,473	$369,371	$256,065	$342,205

Interest	$20,283	$22,113	$88,821	$91,556	$87,642	$105,570	$139,056
Capitalized interest	40	812	2,645	6,312	4,365	6,092	4,485
Interest factor in rent expense	4,834	5,226	20,494	19,996	18,494	15,846	18,258

FIXED CHARGES	$25,157	$28,151	$111,960	$117,864	$110,501	$127,508	$161,799

Ratio of earnings (losses) to fixed charges	1.55	1.14	(2.34)	1.54	3.34	2.01	2.12

A The earnings were insufficient to cover fixed charges by approximately $374.5 million.
B 53 weeks